September 12, 2008

Via EDGAR and Federal Express
Mr. Geoffrey Kruczek
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Power Efficiency Corporation
Amendment No. 3 to Registration Statement on Form S-l
Filed September 12, 2008
File No. 333-150556

Dear Mr. Kruczek:

We are electronically transmitting hereunder a conformed copy of Amendment No. 3 (“Amendment No. 3”) to the Registration Statement of Power Efficiency Corporation (the “Company”) on Form S-1 (the “Registration Statement”).

This letter is being sent in response to the Staff’s comments to the Amendment No. 2 to the Registration Statement on Form S-1, dated August 29, 2008. The Staff’s comments are set forth in a letter from yourself addressed to Steven Z. Strasser, Chief Executive Officer of the Company, dated September 5, 2008.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with our response.

Security Ownership of Certain Beneficial Owners…page 33

1.
We note your response to prior comment 6. Since the same natural person beneficially owns all shares to be offered for resale by both Marathon entities, as disclosed on page 37, your tabular disclosure here should identify that person as the beneficial owner of the total number of shares held by both Marathon entities Please revise.

We have revised both the Selling Stockholders and the Security Ownership of Certain Beneficial Owners tables to identify Robert Mullins as the beneficial owner of all shares directly held by both Marathon entities.

Security Ownership of Certain Beneficial Owners and Management, page 30

2.
We note your response to prior comment 3 and reissue the last sentence of that comment. Please reconcile your disclosure on pages 33 and 36 regarding the number of shares beneficially owned by Commerce Energy.

We have reconciled the disclosures on page 33 and 36 regarding the numbers of shares beneficially owned by Commerce Energy Group.

Financial Statements, page F-1

3.	Please update your financial statements as required by Rule 8-08 of Regulation S-X.

We have included financial statements for the six month period ended June 30, 2008 as required by Rule 8-08 of Regulation S-X.

If you should have any questions, please contact the undersigned at (702) 697-0377 or Adam Mimeles, Esq. at (212) 370-1300.

Very truly yours,

POWER EFFICIENCY CORPORATION

/s/ Steven Z. Strasser
Steven Z. Strasser
Chief Executive Officer